

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2017

Kenneth D. Russell
Interim President and Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

> **Re: First Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 001-12117**

Dear Mr. Russell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 9 - Loss and Loss Adjustment Expenses Incurred and Paid, page 58

1. Please tell us why you include one incurred and paid loss and loss adjustment expenses table for all your products, which based on your description on page 3 includes non-standard personal automobile coverage, optional products that provide ancillary reimbursement and benefits in the event of an auto accident, and tenant homeowner content and liability coverage. With regard to your tenant homeowner coverage, tell us why this coverage should not be further disaggregated into a table for content and another table for liability coverage. Also in your response, address whether you sell non-standard personal automobile insurance for physical damage to an insured's vehicle and for liabilities to others, and if so, why this coverage should not be further disaggregated into a table for physical damage and another table for liabilities to others.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment.

Division of Corporation Finance
Office of Healthcare and
Insurance